UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Commission File No. 024-11950

Skybound Holdings LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4711413
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Common Interests

(Title of each class of securities issued pursuant to Regulation A)

2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements.

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

In this Report, the term “Skybound Holdings LLC” or “the Company” or “us” or “we” refers to Skybound Holdings LLC and its subsidiaries on a consolidated basis.

ITEM 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in its other reports filed with the Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. While the Company may update forward-looking statements from time to time, it undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Skybound Holdings LLC, and its subsidiaries on a consolidated basis.

3

Business Overview

The Company, together with its subsidiaries, is a multi-platform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators’ stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Company is home to critically acclaimed global franchises, including The Walking Dead, Invincible, Superfight, and Impact Winter. The Company maintains key partnerships across the entertainment industry, including Universal Pictures and Image Comics, and holds first look development deals with Audible, Amazon, and Universal. The Company’s capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale’s The Walking Dead video game series. The Company, through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, holds majority ownership of mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). Also, the Company, through Bumbio LLC, and 5th Planet Games A/S hold majority ownership of Sagafilm ehf., a leading independent production company in Iceland for TV and feature films.

Sources of Revenue

The Company’s revenue stems from the commercialization of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games, mobile apps, and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the commercialization of the Company’s intellectual property by third parties across diverse media platforms, and (3) the Company’s provision of professional services to third parties related to the commercialization of intellectual property in the entertainment industry, including marketing services, digital content production services, talent management and other producing and executive producing services.

Operating Results

(in thousands except per unit data)

Six months ended June 30,	2025	2024
Revenue	$49,735	$35,069
Cost of revenue	31,522	24,740
Operating expenses
Sales and marketing	4,254	2,770
General and administrative	15,254	15,442
Research and development	3,484	1,862
Other income (expense), net	2,468	950
Income tax provision	(723)	(319)
Net loss	$(3,034)	$(9,114)
Net loss attributable to non-controlling interests	(730)	362
Net loss attributable to members	$(2,304)	$(9,476)
Loss per Common Unit, basic (1)	0.62	2.14
Loss per Common Unit, diluted (1)	0.62	2.14

(1) Effective on April 4, 2024, the Company implemented a 5-for-1 forward split of its issued and outstanding limited liability company equity interests (the “Split”). References to the Company’s issued and outstanding limited liability company equity interests contained in this Report, including the consolidated financial statements, have been adjusted to reflect the Split, unless otherwise indicated.

4

Reconciliation of Earnings Before Income Taxes, Depreciation and Amortization (EBITDA) to Net Loss Attributable to Members

(in thousands) For the six months ended June 30,	2025	2024

Net loss attributable to members	$(2,304)	$(9,476)

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	985	2,420

Income tax provision	721	321
Interest expense (income), net	163	(309)
Equity-based compensation expense	3,263	1,192
Recruiting & severance expense	280	576
Inventory, returns, and non-recurring adjustments	-	451
Software development impairment	192	-
TV/Film impairment	66	-
Distributed game product markdown	258	-
Adjusted EBITDA(1)	$3,624	$(4,825)

(1)Adjusted EBITDA is a non-GAAP financial measure that we define as net loss, excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and other non-recurring or non-cash items that may impact net loss from time to time.

The Company believes adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as management. It facilitates comparisons with prior periods and with peer companies by excluding items that may not be indicative of our core operating performance.

Inventory and return expenses added back to Adjusted EBITDA relate to the destruction of slow-moving and obsolete inventory.

Product markdown was due to a failed product launch of a distributed game by a third party.

Software impairment was related to a product that underperformed relative to forecasted expectations.

TV/film impairment was related to a production that was not picked up by a distributor.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for net loss, income from operations, cash flows from operating activities, or other GAAP financial measures. In addition, our calculation of Adjusted EBITDA may differ from similarly titled measures used by other companies and therefore may not be directly comparable.

Results of Operations

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

The Company operates an integrated business and manages its intellectual property (IP) across television, film, merchandise, and other media on a combined basis as a single operating and reportable segment, as defined by Accounting Standards Codification (ASC) 280, Segment Reporting (ASC 280). While the Company operates as one segment, it discloses revenue and operating results by line of business in Management’s Discussion and Analysis to provide additional visibility into how it commercializes its IP and the nature and sources of its revenue streams.

For the six months ended June 30, 2025	Revenue	Cost of revenue	Gross Profit	Gross Profit %
Interactive	$15,377	$9,137	$6,239	41%
Linear content	21,703	18,224	3,479	16%
Editorial	6,012	2,298	3,714	62%
Mobile Apps	5,485	1,322	4,163	76%
Merchandise and other	1,157	540	617	53%
Total	$49,735	$31,522	$18,213	37%

5

For the six months ended June 30, 2024	Revenue	Cost of revenue	Gross Profit	Gross Profit %
Interactive	$15,825	$10,694	$5,131	32%
Linear content	15,925	12,775	3,151	20%
Editorial	2,664	924	1,740	65%
Merchandise and other	655	348	307	47%
Total	$35,069	$24,740	$10,328	29%

For the six months ended June 30, 2025, Interactive revenue decreased by $448 thousand, primarily due to a decline in licensing and physical sales partially offset by strong digital sales. Corresponding cost of revenue decreased by $1,557 thousand, driven by favorable royalty expense adjustments in 2025 that decreased cost of revenue in 2Q which offset an unfavorable adjustment in prior year.

Linear Content revenue increased by $5,778 thousand, driven by a higher number of Invincible episodes and production and licensing revenue from Sagafilm’s slate. Corresponding cost of revenue increased by $5,449 thousand, due to Invincible production costs and Sagafilm activities. Amortization of owned linear content is recorded within the research and development expense line on the consolidated statements of comprehensive loss.

Editorial revenue increased by $3,348 thousand, reflecting the launch of new premium titles in partnership with external parties, particularly fulfillment on a highly successful Kickstarter campaign. Related cost of revenue increased by $1,374 thousand, from higher royalty expenses and product fulfillment costs.

Mobile Apps had revenue of $5,485 for the six months ended June 30, 2025, primarily from consistent subscription and advertising sales. Cost of revenue was $1,322 driven by platform fees and production costs.

Merchandise and other revenue increased by $502 thousand, reflecting higher Invincible physical product sales and licensing royalty revenue, with a corresponding $192 thousand increase in associated cost of goods sold due to higher shipping costs.

For the six months ended June 30,	2025	2024	Increase/(decrease)
Operating Expenses
Sales and marketing	$4,254	$2,770	$1,484
General & administrative	15,254	15,442	(188)
Research & development	3,484	1,862	1,622
Operating Expenses Total	$22,992	$20,074	$2,918

Sales and marketing expenses increased by $1,484 thousand due to growing sales and promotional campaigns to support Invincible VS, mobile apps, and editorial Kickstarter campaigns.

General and administrative expenses decreased by $188 thousand due to the capitalization of labor costs for additional film and tv projects, partially offset by an increase in equity compensation that was additionally allocated.

Research and development expenses increased by $1,622 thousand driven by an equity compensation allocation.

Other Income and Expenses

During the six months ended June 30, 2025, interest income was $184 thousand, with an interest expense of $327 thousand. During the six months ended June 30, 2024, interest income was $342 thousand, with an interest expense of $33 thousand.

6

The Company recorded a loss on foreign currency exchange of $4 thousand and $14 thousand for the six months ended June 30, 2025, and 2024, respectively.

The Company generated other income (expense) of $2,669 thousand and $655 thousand, excluding interest and foreign currency exchange differences, for the six months ended June 30, 2025, and 2024, respectively. The increase in other income (expense) was from the sale of two mobile apps.

The Company recognized loss of $54 thousand and $0, respectively from its equity method investment in Scenario 42 for the six months ended June 30, 2025, and 2024, respectively.

Income Tax

The Company’s income tax provision was $723 thousand and $319 thousand for the six months ended June 30, 2025, and 2024, respectively.

Net Loss

The Company reported a net loss of $3,034 thousand and $9,114 thousand for the six months ended June 30, 2025, and 2024, respectively. The increase in profit reducing net loss was primarily driven by additional revenue from more Invincible episodes, new premium editorial titles in partnership with external parties, and revenue from mobile apps. Though cost of revenue and operating expenses increased from the first half of 2024, they were partially offset by a gain in other income (expense) from the sale of the two mobile apps.

(in thousands)	June 30, 2025	December 31, 2024	Increase / (decrease)
Total Assets	$156,970	$124,904	$32,066
Total Liabilities	76,712	49,926	26,786

As of June 30, 2025, the Company possessed assets totaling $156,970 thousand, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, goodwill, equity-method and other investments. As of December 31, 2024, the Company possessed assets totaling $124,904 thousand. The increase was primarily due to an increase in IP & software development costs, and higher cash and cash equivalents from operating activity.

As of June 30, 2025, liabilities totaled $76,712 thousand, primarily consisting of notes payable, accrued liabilities and short-term deferred revenue. As of December 31, 2024, liabilities totaled $49,926 thousand accrued liabilities and short-term deferred revenue. The increase in liabilities was primarily due to an increase in deferred revenue related to additional Invincible episodes, as well as an increase in short term liability due to a credit line advance.

Cash Flows from Operating Activities

Net cash used in operating activities was $(657) thousand and $(23,323) thousand for the six months ended June 30, 2025, and 2024, respectively. The year-over-year improvement was primarily driven by higher net income and lower pass-through disbursements of distributed product payables related to the Company’s agreement with Krafton Inc., a South Korean video game publisher. Under this agreement, entered into in 2020, the Company provided marketing services and acted as an agent in the distribution of one of Krafton’s title’s, purchasing inventory and collecting receipts on Krafton’s behalf while recognizing a per-unit commission. The 2024 operating cash flow reflected significant working capital movements tied to this arrangement, which did not recur at the same level in 2025.

Cash Flows from Investing Activities

Net cash used in investing activities was $(1,632) thousand and $(189) thousand for the six months ended June 30, 2025, and 2024, respectively. The change was due to the acquisition costs of Maple Media and Nine Four, partially offset by the sale of a portion of the investment in Mega Cat.

7

Cash Flows from Financing Activities

Net cash provided by financing activities was $6,083 thousand and $795 thousand for the six months ended June 30, 2025, and June 30, 2024, respectively. The change was due to drawing from the Company’s line of credit.

Equity Financing

As of June 30, 2025, the Company has raised a total of $59,451 thousand through selling equity membership interests, including common units, preferred units, options, warrants, and other convertible instruments. The Company used the capital raised from its equity financings for several investments and acquisitions.

Liquidity and Capital Resources

The Company has a current ratio of 1.05 as of June 30, 2025, and operating expenses of $22,992 thousand for the six months ended June 30, 2025. The Company expects to be able to meet anticipated cash operating expenses and capital expenditures for at least 12 months. Management evaluated whether conditions raise substantial doubt and concluded substantial doubt does not exist based on cash, projected cash flows, and access to credit. The primary sources of the Company’s liquidity are proceeds from its Regulation A offering, Regulation CF offering, SAFE investment and other crowdfunding. The Company also has access to a line of credit of up to $20,000 thousand. The Company also has potential access to additional sources of capital through additional rounds of private capital funding.

Off-Balance Sheet Arrangements

The Company is a guarantor of the following two debt agreements:

1.	Loan Agreement, dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank. The loan is secured by, among other things, a building owned by Blueberry & Chicken, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated April 30, 2021, between the Company and City National Bank.

2.	Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank. The loan is secured by, among other things, a building owned by Spicy Sauce, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated July 20, 2021, between the Company and City National Bank.

As of June 30, 2025, the outstanding principal balance under these facilities totals $26,600 thousand. The Company has not made any payments under its guaranties and does not expect to be required to perform.

Trend Information

Over the next 12 months, the Company anticipates that it will continue its current strategy of bringing creators’ visions for their intellectual property to life across media platforms including comics, television, film, video games, tabletop, books, digital content, audio programming and music publishing, including:

●	continuing to expand the Company’s publishing and distribution of both independent video game titles and video games based on Company-owned IP such as Invincible and The Walking Dead;

●	pursuing new strategic partnership opportunities, including the development of anime projects;

●	expanding productions of original television;

●	building robust capabilities internally to address the growing needs of the business in the area of marketing and community management;

●	strengthening internal legal, finance and HR resources;

●	driving additional capital raises through other platforms; and

●	closing on additional M&A deals to expand capabilities in product development and fan engagement.

These initiatives are subject to risks and uncertainties, including production timelines, partner performance, and access to capital, which could materially affect the timing and magnitude of expected results.

ITEM 2. Other Information

Effective July 31, 2025, the Company established an unprotected series under Section 18-215(a) of the Delaware Limited Liability Company Act under the name Skybound Holdings LLC – Regulation A Series (see Note 24).

8

ITEM 3. Financial Statements

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	June 30, 2025 unaudited	December 31, 2024

ASSETS

Current assets:
Cash and cash equivalents	$22,495	$17,098
Accounts receivable, net of allowances of $700 thousand and $775 thousand as of June 30, 2025, and December 31, 2024, respectively	4,280	7,123
Unbilled receivables	6,171	5,552
Due from related parties	1,744	-
Inventories, net	2,573	3,632
Software development costs, net	15,941	50
Web development costs, net	64	63
IP development costs, net	3,067	1,047
Contract costs to related parties	886	1,039
Prepaid expenses and other current assets	5,014	2,658
Total current assets	62,235	38,262

Property and equipment, net	1,155	1,093
TV development costs, net	11,475	9,639
Software development costs, net	-	8,280
Web development costs, net	223	251
IP development costs, net	-	1,615
Non-current due from related parties	8,969	8,794
Equity-method investments	1,635	7,876
Investments, at cost	3,568	2,572
Operating lease right-of-use assets	4,594	5,340
Goodwill	45,849	25,851
Intangible assets, net	3,466	2,840
Deferred tax assets	8,582	8,572
Other non-current assets	5,219	3,919
Total assets	$156,970	$124,904

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,375	$4,736
Distributed product payable	586	586
Due to related parties	1,230	115
Accrued liabilities	24,753	15,734
Lease liabilities, short-term	1,643	1,573
Accrued royalties payable to related parties	725	2,036
Notes payable	12,118	6,500
Deferred revenue, short-term	19,945	8,161
Income tax liabilities	22	181
Other current liabilities	1,855	168
Total current liabilities	68,252	39,790

Deferred revenue, long-term	113	683
Lease liabilities, long-term	3,057	3,892
SAFE investments, net	4,565	4,565
Other non-current liabilities	725	996
Total liabilities	76,712	49,926

Commitments and contingencies (Note 18)

Equity:
Preferred units: aggregate liquidation preference of $43,811 thousand	43,811	43,811
Common units	26,056	22,590
Treasury units	(500)	(500)
Additional paid-in capital	11,046	7,802
Accumulated other comprehensive (loss) income	154	(1,450)
Accumulated deficit	(20,291)	(17,987)
Members’ equity	60,276	54,266
Noncontrolling interest	19,982	20,712
Total equity	80,258	74,978
Total liabilities and equity	$156,970	$124,904

See accompanying Notes.

9

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Loss

(in thousands, except units and per unit data)

For the six months ended June 30,	2025	2024
Revenue	$49,735	$35,069
Cost of revenue	31,522	24,740
Gross profit	18,213	10,329
Operating expenses:
Sales and marketing	4,254	2,770
General and administrative	15,254	15,442
Research and development	3,484	1,862
Total operating expenses	22,992	20,074

Loss from operations	(4,779)	(9,745)

Other income (expense)
Interest income	184	342
Interest expense	(327)	(33)
Foreign exchange loss	(4)	(14)
Loss on equity method investments	(54)	-
Other non-operating income (expense), net	2,669	655
Total other income (expense), net	2,468	950

Loss before income taxes	(2,311)	(8,795)

Income tax provision	(723)	(319)

Net loss	$(3,034)	$(9,114)

Net income (loss) attributable to non-controlling interests	(730)	362
Net loss attributable to members	(2,304)	(9,476)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	1,604	(1,307)

Total comprehensive loss	$(1,430)	$(10,421)
Comprehensive loss attributable to non-controlling interests	(730)	2,587
Comprehensive loss attributable to members	(700)	(13,008)

Loss per Common Unit, basic	$(0.62)	$(2.14)
Loss per Common Unit, diluted	$(0.62)	$(2.14)

Weighted average units outstanding - basic	3,697,287	4,434,336
Weighted average units outstanding - diluted	3,697,287	4,434,336

See accompanying Notes.

10

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(in thousands)

For the six months ended June 30,	2025	2024
Operating activities:
Net loss	$(3,034)	$(9,114)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,711	2,711
Gain on equity method investments	(281)	-
Unrealized gain	(9)	-
Impairment to tv/film	257	-
Equity-based compensation	3,244	1,192
Deferred income taxes	(10)	(8)
Changes in operating assets and liabilities:
Accounts receivable, net	2,463	8,722
Unbilled receivables	(544)	-
Distributed product receivable	-	212
Inventories, net	1,059	(212)
Prepaid expenses and other current assets	(2,002)	(1,936)
Software development costs, net	(7,727)	(3,301)
Web development costs, net	(36)	-
IP development costs, net	(1,024)	-
TV development costs, net	(2,626)	(279)
Contract costs to related parties	1,269	(294)
Accounts payable	481	671
Lease liabilities	(975)	(850)
Distributed product payable	-	(19,568)
Accrued liabilities	(1,787)	(2,640)
Income tax liabilities	(159)	(436)
Accrued royalties payable to related parties	(1,311)	(1,035)
Deferred revenue	7,962	(183)
Other current and non-current liabilities	1,422	3,025
Net cash used in operating activities	$(657)	$(23,323)

Investing activities:
Purchase of property and equipment	(247)	(303)
Purchase of intangible assets	(434)	-
Purchase of long-term investments	8	-
Proceeds from sale of investment	4,000	-
Cash paid in business combinations, net of cash consideration received	(4,965)	-
Return on investment	6	114
Net cash used in investing activities	$(1,632)	$(189)

Financing activities:
Proceeds from line of credit	5,618	-
Cash paid for offering costs	-	(20)
Redemption of common units	-	(23)
Proceeds from Seedr offering	-	217
Proceeds from CF raise	466	-
Proceeds from the issuance of warrants	(1)	-
Proceeds from SAFE investments	-	633
Taxes paid for cashless exercise of incentive interests	-	(12)
Net cash provided by financing activities	$6,083	$795

Effect of exchange rate changes on cash and cash equivalents	1,603	(1,306)

Net increase in cash and cash equivalents	5,397	(24,023)

Cash and cash equivalents: beginning of year	17,098	44,275
Cash and cash equivalents: end of year	$22,495	$20,252

See accompanying Notes.

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SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Members’ Equity

(in thousands except per unit data)

	Preferred units	Common units	Treasury units	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Members’ equity	Non- controlling Interests	Total equity
Balance at January 01, 2025	43,811	22,590	(500)	7,802	(17,987)	(1,450)	54,266	20,712	74,978
Issuance	-	466	-	-	-	-	466	-	466
Units issued for investment in subsidiary	-	3,000	-	-	-	-	3,000	-	3,000
Equity-based compensation	-	-	-	3,244	-	-	3,244	-	3,244
Foreign currency translation	-	-	-	-	-	1,604	1,604	-	1,604
Net loss	-	-	-	-	(2,304)	-	(2,304)	(730)	(3,034)
Balance at June 30, 2025	43,811	26,056	(500)	11,046	(20,291)	154	60,276	19,982	80,258

	Preferred units	Common units	Treasury units	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Members’ equity	Non- controlling Interests	Total equity
Balance at January 01, 2024	43,811	21,895	(500)	5,111	9,674	757	80,748	21,168	101,916
Issuance	-	197	-	-	-	-	197	-	197
Redemption	-	-	-	-	(23)	-	(23)	-	(23)
Exercise of incentive interest	-	189	-	(201)	-	-	(12)	-	(12)
Equity-based compensation	-	-	-	1,192	-	-	1,192	-	1,192
Foreign currency translation	-	-	-	-	-	(1,307)	(1,307)	-	(1,307)
Net loss	-	-	-	-	(9,476)	-	(9,476)	362	(9,114)
Balance at June 30, 2024	43,811	22,281	(500)	6,102	175	(550)	71,319	21,530	92,849

See accompanying Notes.

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SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

1. Organization and basis of presentation

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the “Company”), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies serving customers worldwide.

The accompanying condensed consolidated interim financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information. They are unaudited, include all normal recurring adjustments necessary for fair presentation, and in the opinion of management, are fairly presented in all material respects and free from material misstatement. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Form 1-K for the year ended December 31, 2024.

2. Summary of significant accounting policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories, LLC, Viltrumite Pants, LLC, This is JoJo, LLC, Anime Productions LLC , Blah Blah Boys, LLC, Tea Hot LLC, Shoe Leather Digital, Inc., Skybound Game Studios, Inc., Skybound Games Europe B.V., Skybound Games UK Limited, Skybound Interactive, LLC, Skybound Japan K.K., and Skybound, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

On February 4, 2025, the Company acquired 100% of Maple Media, LLC, a limited liability company organized in California, and its six subsidiaries: Do More Mobile, LLC, a limited liability company organized in California; Maple Media Apps, LLC, a limited liability company organized in California; Stocks, LLC, as limited liability company organized in California; Super Basic, LLC, a limited liability company organized in California; Super Software, LLC, a limited liability company organized in California; and 9368-0148 Quebec Inc., a corporation formed in Quebec, Canada (collectively, Maple Media).

On April 16, 2025, the Company, through Bumbio LLC, acquired 100% of Nine Four Entertainment Inc., a corporation formed in Nevada. Nine Four Entertainment is a leading creator and influencer talent management and brand development company.

The Company, directly or through its subsidiaries, has majority owned subsidiaries including the accounts of Skybound Galactic, LLC, Spacebound, LLC, Superform, LLC, IBO, LLC, Skybound Music Publishing LLC, Skybound Music Recordings LLC, 5th Planet Games A/S, 5th Planet Games Development ApS, 5th Planet Games GmbH, Sagafilm ehf., and its 13 wholly owned subsidiaries. The ownership interests not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

Collectively, all the companies above are referred to as the “Company” throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. The Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees’ operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary of the entity. A primary beneficiary is a party that has both: (i) the power to direct the activities of a VIE that most significantly impact that entity’s economic performance, and (ii) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 18). The Company does not consolidate B&C and Spicy, as it does not have the power to direct activities that most significantly impact the economic performance of B&C and Spicy, nor does the Company have an obligation to absorb losses or rights to receive benefits. As of June 30, 2025, the Company’s maximum exposure to loss from its involvement with these VIEs is limited to the outstanding amounts guaranteed under these loan agreements, totaling $2,686 thousand.

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Reclassifications:

Certain reclassifications of previously reported amounts have been made to conform to the current presentation period.

Recently Adopted Accounting Standards:

No new accounting standards were adopted during the six months ended June 30, 2025, that had a material impact on the Company’s consolidated financial statements. The Company is currently evaluating the impact of ASU 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60), which becomes effective for fiscal years beginning after December 15, 2024, and is not expected to have a material effect.

Business Combinations: On February 4, 2025, the Company completed the acquisition of 100% of the membership interests of Maple Media, a mobile app publishing company, and its wholly owned subsidiaries (collectively, Maple Media). The acquisition was accounted for as a business combination under ASC 805, Business Combinations (ASC 805), with Skybound Holdings LLC identified as the acquirer.

The total purchase consideration transferred in connection with the acquisition is summarized as follows (in thousands except when unit data is presented):

●	Cash paid at closing: $3,830 thousand
●	Common units reserved for issuance: 30,000 units with an aggregate fair value of $3,000 thousand (not yet issued as of June 30, 2025)
●	Contingent earnout payments: up to $13,750 thousand (fair value measurement pending)

Total preliminary consideration: $20,580 thousand

The preliminary allocation of purchase consideration to the assets acquired and liabilities assumed is as follows:

(in thousands)

Cash and cash equivalents	$271
Accounts receivable	1,539
Prepaid expenses and other current assets	216
Property and equipment	12
Intangible assets	420
Total assets acquired	$2,458
Accounts payable and accrued liabilities	253
Deferred revenue	1,622
Total liabilities assumed	$1,875
Net assets acquired (preliminary)	$582
Goodwill (preliminary)	$19,998
Total consideration transferred	$20,580

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired and primarily reflects the value of Maple Media’s assembled workforce, expected synergies with the Company’s existing operations, anticipated growth opportunities, and other intangible benefits that do not qualify for separate recognition.

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The purchase price allocation is preliminary and subject to change as the Company finalizes third-party valuations of intangible assets, deferred revenue obligations, and contingent consideration. The Company expects to complete the purchase price allocation within 12 months of the acquisition date. Adjustments to the provisional amounts, including goodwill, will be recognized retrospectively to the acquisition date when finalized.

On April 16, 2025, the Company, through Bumbio LLC, acquired 100% of the capital stock of Nine Four Entertainment, Inc. (Nine Four). The purchase consideration included a combination of deferred purchase price and earnout payments. The Company acquired Nine Four to establish and expand a new line of business that is expected to support the Company’s long-term growth strategy.

The net assets of Nine Four were recorded at their carrying value. No goodwill or bargain purchase gain was recognized, and the transaction was not material.

Noncontrolling Interests: The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of ASC 810, Consolidation (ASC 810), which requires that noncontrolling interests be reported as a separate component of equity and that net loss attributable to the noncontrolling interests and net loss attributable to the members of the Company be presented separately on the consolidated statements of comprehensive loss.

Operating Segments: The Company operates as one operating segment. Revenues are primarily derived from developing and commercializing intellectual property. See Note 20, in the accompanying notes to our consolidated financial statements for further detail.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements, capitalization and recovery of development costs, such as the allowance for doubtful accounts, reserve for excess and obsolete inventories, certain accrued expenses, valuation of equity related grants, derivative assets, estimates related to revenue recognition when recognition is based on the inputs/time spent on the project and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606). ASC 606 outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1.	Identify the Contract(s) with a Customer

2.	Identify the Performance Obligations in the Contract

3.	Determine the Transaction Price

4.	Allocate the Transaction Price to the Performance Obligations in the Contract

5.	Recognize Revenue

The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products or services are transferred to its customers.

The Company generates revenue from the following sources:

Product Sales: The sales of physical and digital products are earned by the Company based on a predetermined sales price. The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

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Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company’s IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

Production, marketing, and talent management services: Services revenues are fixed and determinable and earned by the Company based on a predetermined contractual amount. The service is delivered to customers throughout the production schedule in exchange for a stated rate, and revenue is recognized over time based on the percentage of completion, measured by actual costs incurred. After production is completed, the Company does not have remaining performance obligations related to producing services. In certain cases, the Company also provides talent management services in which it acts as an agent and recognizes commission income as service revenue at the time the underlying transaction occurs.

The Company generates revenue from mobile applications, including subscription and in-app purchase arrangements. Subscription revenue is recognized ratably over the subscription term as the services are provided. In-app purchases and other non-subscription digital sales are recognized at the point in time when the customer obtains control or derived benefit from the purchased content.

Contract assets are recorded when revenue has been earned for satisfied performance obligations, but the related invoice has not yet been issued. These amounts are classified as ‘unbilled receivables’ on the consolidated balance sheets. Contract liabilities arise when the Company receives payment or has an unconditional right to receive payment before transferring goods or services. These amounts are presented as ‘deferred revenue’ and are recognized as revenue when the related performance obligations are satisfied. Contract assets and liabilities are assessed on a contract-by-contract basis and reclassified when billing occurs, or obligations are fulfilled.

Payment for product sales is typically due upon delivery or shortly thereafter (net 30 terms). Licensing agreements generally require upfront payments or milestone-based payments with no significant financing component. Production services are billed based on contractual milestones and are due upon invoice, with standard payment terms (net 30). No material financing components are embedded in contracts. The Company does not provide warranties or other post-sale service obligations in connection with its products or services. Accordingly, no warranty liabilities have been recognized.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Loans Receivable and Allowance for Credit Losses: Accounts receivable is stated at amounts due from customers, net of an allowance for expected credit losses. The Company generally does not require collateral. Allowance for credit risk for accounts receivables is established based on various factors including credit profiles of our customers, historical payments and current economic trends. We review the allowance for accounts receivables by assessing individual accounts receivable over a specific age and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect the collectability. Accounts receivables are written-off on a case-by-case basis, net of any amounts that may be collected. If our estimate of uncollectible accounts is too low, credit loss expense may increase in future periods, and if it is too high, credit loss expense may decrease in future periods.

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The Company’s top five customers account for the substantial majority of accounts receivable and are considered to present minimal credit risk. One customer, which accounts for approximately 95% of the Company’s production activities, has an established history of timely payments. Other key counterparties operate under structured arrangements or act as intermediaries with consistent remittance histories. Receivables from smaller, independent retailers represent less than 1% of total revenue, and any potential defaults in this segment are not expected to have a material impact on the consolidated financial statements. For loans due from related parties, the Company assessed collectability evaluating each borrower’s creditworthiness, including consideration of common interest appreciation rights (CIARS) and current income levels. Based on this analysis, no allowance was deemed necessary. The Company will continue to monitor both customer-specific and macroeconomic factors and will adjust its estimate of expected credit losses if conditions materially change.

Loans receivables are stated at outstanding principal amounts, net of an allowance for expected credit losses. The allowance is based on management’s evaluation of the borrower’s financial condition, repayment history, the nature of the relationship, and other relevant factors. These loans are reviewed individually due to their unique terms and relationships. Expected credit losses are recognized based on historical experience, current conditions, and forecasts affecting collectability.

Interest income on loans and trade receivables is recognized based on the stated interest rate and terms of the individual agreements. Fees and direct costs associated with originating loans are evaluated individually and, when significant, are deferred and amortized over the life of the loan as an adjustment to interest income. Insignificant amounts may be recognized as incurred.

Financial Instruments and Concentrations of Business and Credit Risk: Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentration. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for credit losses when these receivables become uncollectible. As of June 30, 2025, the Company had three customers that accounted for more than 10% of the Company’s receivable balances. As of December 31, 2024, two customers accounted for more than 10% of the Company’s receivable balances. The loss of any customer would not have a significant impact on the Company’s operations.

Inventories: Inventories consisting of inventory components and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates weighted average cost. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation. Depreciation on property and equipment is recognized on a straight-line basis.

Property and equipment	Useful lives
Leasehold improvements	Lesser of lease life or asset life
Furniture, equipment and vehicles	Three to fifteen years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation applicable to retired assets are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statements of comprehensive loss for that period.

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Impairment of Long-Lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with ASC Subtopic 360-10-35, Property, Plant, and Equipment – Overall – Subsequent Measurement (ASC 360). In accordance with ASC 360, the Company reviews its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. In addition, the Company evaluates goodwill for impairment in accordance with ASC 350, Intangibles-Goodwill and Other (ASC 350). Goodwill is tested at least annually, or more frequently if a triggering event occurs. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill. The Company did not recognize any impairment losses for the six months ended June 30, 2025, and 2024.

Software Development Costs: Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, capitalization may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to achieving technological feasibility, we expense the amounts as part of research and development costs. Capitalized costs for products that have been released are cancelled or expected to be abandoned are charged to cost of revenue. If a software project is cancelled or determined to be no longer commercially viable before it reaches general release, the related capitalized costs are expensed immediately as a loss on investment. Management classifies software costs as current based on the determination that those costs will be realized within 12 months from the consolidated balance sheets date. For the six months ended June 30, 2025 the Company recognized software impairment charges of $192 thousand and no software impairment charges for the six months ended June 30, 2024.

Capitalized software development costs are stated at amortized cost. Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue or expected life, whichever is greater. Our software development costs are generally amortized in full within 36 months.

Film and TV Costs: Film and Television costs include all direct costs incurred in the creation and production of content, including costs related to story, development, pre-production, production, and post-production. In accordance with ASC 926, Entertainment-Films (ASC 926) costs are capitalized when the project is determined to have probable future economic benefit. Capitalized costs are amortized using the individual-film-forecast method (Ultimate method), whereby each title is amortized in proportion to the ratio of current period actual revenues to estimated ultimate revenues. Estimated ultimate revenues are reassessed quarterly or as changes in market conditions or performance trends warrant. Amortization begins when a project is released, and revenue is first recognized. Projects are evaluated for impairment at the individual-film level when indicators suggest the carrying amount is not recoverable from expected future cash flows. The Company recognized $66 thousand in film and tv impairment charges for the six months ended June 30, 2025, and no impairment charges for the six months ended June 30, 2024.

IP Development Costs: The Company capitalizes and amortizes the cost associated with its trademarks, patents, and copyrights. IP development costs are amortized beginning on the date the asset is available for its intended use, which would generally be the regulatory approval date. The costs are generally amortized over the term of the license not to exceed 10 years.

Equity-Method Investments: Investments that we do not consolidate but in which we have significant influence over the operating and financial policies of the investee are classified as equity method investments and are accounted for using the equity method of accounting. In applying the equity method of accounting, investments are initially recorded at cost and are subsequently adjusted based on our proportionate share of net loss or loss of the investee, net of any distributions received from the investee.

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Investments, at cost: In accordance with ASC 321-10, Investments – Equity Securities (ASC 321), investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive loss.

Derivative Instruments: The Company accounts for free-standing derivative instruments in accordance with ASC 815, Derivatives and Hedging (ASC 815), which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheets at fair value. All derivative financial instruments are recorded in the consolidated balance sheets at fair value with any change in fair value recorded in the consolidated statements of comprehensive loss in the period of change.

Fair-Value of Financial instruments: The Company accounts for fair value measurements in accordance with ASC 820, Fair Value Measurement (ASC 820). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The Company’s financial instruments measured at fair value on a recurring basis are summarized below:

(in thousands)

	Fair value level	June, 30, 2025	December 31, 2024
SAFE Investments (Note 14)	Level 3	$4,565	$4,565

These valuations require significant judgment. The Company’s financial instruments measured at fair value on a recurring basis include Simple Agreements for Future Equity (SAFEs), which are classified as Level 3 due to significant unobservable inputs used in their valuation.

The fair value of the Company’s SAFE instruments is sensitive to changes in key unobservable inputs such as conversion probability and discount rates. If these assumptions were to change materially, it could significantly impact the fair value conclusions. There were no changes in the valuation techniques used to determine the fair value of Level 3 instruments during the six months ended June 30, 2025, and 2024.

Deferred Issuance Costs: Deferred issuance costs paid in connection with obtaining long-term financing are capitalized and amortized using the straight-line method, which approximates the effective-interest method, over the term of the related financing. The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs (ASC 340), with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Financial Instruments: The Company evaluates financial instruments issued for potential classification under ASC 480, Distinguishing Liabilities from Equity (ASC 480).

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SAFE Instruments: The Company issued SAFEs that are classified as liability instruments under ASC 815. These instruments are measured at fair value at issuance and at each subsequent reporting period, with changes in fair value recognized in the consolidated statements of comprehensive loss. In April 2024, the Company also issued Crowd SAFE instruments in connection with a Regulation CF offering. These instruments are accounted for similarly to other SAFE liabilities and are measured at fair value. Cash Flows Proceeds from SAFEs are classified as financing activities in the consolidated statement of cash flows. Changes in the fair value of SAFEs are included in non-operating other income (expense) activities.

Leases: In February 2016, the FASB issued ASU No. 2016-02 (ASC 842), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements as assets and liabilities on the consolidated balance sheets. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Certain leases contain options to extend the lease term. The Company evaluates these options and includes them in the lease term only when it is reasonably certain the options will be exercised. None of the Company’s leases include residual value guarantees. The Company’s lease agreements do not contain significant restrictions or covenants. Management applies judgment in determining lease classification and measuring lease liabilities, including assessing whether contracts contain a lease, identifying lease and non-lease components, and determining the appropriate discount rate based on the Company’s incremental borrowing rate.

Advertising: Advertising costs are expensed as incurred and amounted to $1,218 thousand and $288 thousand for the six months ended June 30, 2025, and 2024, respectively. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of comprehensive loss.

Selling Expenses: Selling expenses consist primarily of sales commissions and allocated personnel costs related to sales staff. These expenses are directly associated with efforts to generate revenue and promote the Company’s products and services. Sales costs amounted to $387 thousand and $254 thousand for the six months ended June 30, 2025, and 2024, respectively.

Equity Incentive Plan: During 2019, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to employees, consultants and board members. The incentive interests are subject to vesting over time or are based on the Company’s financial performance. ASC 718, Compensation – Stock Compensation (ASC 718), requires that all equity-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the fair value of those awards on the grant date, as calculated using an option valuation model. The service period generally coincides with the vesting period. The Company issued 56,071 and 127,810 grants during the six months ended June 30, 2025, and 2024, respectively.

Foreign Currency Matters: The functional currency of the Company is the United States Dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The functional currency of 5th Planet Games is the Danish Krone. The functional currency for Sagafilm is Icelandic Krona. The functional currency of 9368-0148 Quebec Inc is Canadian Dollars. The financial statements of the Company’s subsidiaries were translated to United States Dollars in accordance with ASC 830, Foreign Currency Translation Matters (ASC 830), using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of comprehensive loss.

Income Taxes: The Company’s operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flow to the members of those entities.

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The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The Company’s policy is to classify interest and penalties related to income tax matters, if incurred, as a component of income tax expense. No interest or penalties have been accrued for the six months ended June 30, 2025, and 2024.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management’s judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in ASC 740, Income Taxes (ASC 740) which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are “more-likely-than-not” to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the six months ended June 30, 2025, and 2024.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes: Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes: The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs: All costs of delivery are included in cost of revenue. Delivery costs were $3,364 thousand and $1,177 thousand for the six months ended June 30, 2025, and 2024, respectively.

Goodwill: The Company may recognize goodwill on the acquisition date on an investment in which a controlling interest is obtained. Goodwill is the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, the fair value of any previously held equity interest in the acquiree, less the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

3. Accounts receivable, net

Accounts receivable, net consist of the following (in thousands):

	June 30, 2025	December 31, 2024
Accounts receivable	$4,980	$7,898
Allowance for credit losses	(700)	(775)
Accounts receivable, net	$4,280	$7,123

The following table summarizes the changes in the allowance for credit losses for accounts receivable (in thousands):

	June 30, 2025	December 31, 2024
Balance, beginning of period	$775	$24
Provision for expected credit losses	-	751
Recoveries	-	-
Write-offs	(75)	-
Balance, end of period	$700	$775

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4. Inventories, net

Inventories, net consist of the following (in thousands):

	June 30, 2025	December 31, 2024
Finished goods	$2,531	$3,285
Work-in-progress	710	953
Inventory reserve	(668)	(606)
Total inventories	$2,573	$3,632

5. Capitalized Software, IP, and Production Development Costs

The following table summarizes the components of software development, IP development, web development, and TV capitalized production cost balances (in thousands):

As of June 30, 2025	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	1-3	$7,794	$(7,463)	$331
Software development costs in process	n/a	15,610	-	15,610
TV production costs completed	up to 10	14,798	(10,749)	4,049
TV production costs in process	n/a	7,426	-	7,426
Website costs completed	up to 5	418	(131)	287
IP development costs in process	n/a	4,947	(1,880)	3,067
Total capitalized development and production costs		$50,993	$(20,223)	$30,770

As of December 31, 2024	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	1-3	$7,959	$(7,347)	$612
Software development costs in process	n/a	7,718	-	7,718
TV production costs completed	up to 10	11,510	(6,911)	4,599
TV production costs in process	n/a	5,040	-	5,040
Website costs completed	up to 5	413	(99)	314
IP development costs in process	n/a	3,924	(1,262)	2,662
Total capitalized development and production costs		$36,564	$(15,619)	$20,945

6. Property and equipment, net

Property and equipment, net consist of the following (in thousands):

	June 30, 2025	December 31, 2024
Leasehold improvements	$73	$73
Furniture and fixtures	283	283
Computers	1,642	1,426
Machinery and equipment	922	908
Studio equipment	365	365
Less: accumulated depreciation	(2,130)	(1,962)
Property and equipment, net	$1,155	$1,093

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Depreciation expense related to property and equipment was $199 thousand and $186 thousand for the six months ended June 30, 2025, and 2024, respectively, and is included in general and administrative expenses in the consolidated statements of comprehensive loss.

7. Goodwill

In accordance with ASC 350-20, the Company performed its annual goodwill impairment test as of December 31, 2024, for its international subsidiary, 5th Planet Games A/S (5PG). A triggering event was identified due to a 41.4% decline in 5PG’s publicly traded share price. 5PG is listed on the Oslo Stock Exchange under the ticker symbol ‘5PG’. The Company used a market approach to estimate the fair value of the reporting unit, using a share price of NOK 1.19, 268,379,000 shares outstanding, and an exchange rate of 0.088, resulting in a market capitalization of $28.1 million.

The carrying value of the reporting unit was approximately $40.94 million. The carrying value exceeded the estimated fair value of $28.1 million, and accordingly, the Company recorded a goodwill impairment charge of $12.89 million in the fourth quarter of 2024.

The Company considers the impairment recorded to be conservative in light of broader declines in market capitalization across the European gaming sector. While the public markets have not yet reflected the expected value from upcoming IP-based game releases, the Company believes the long-term economic outlook of 5PG remains strong. Goodwill and long-lived assets will continue to be monitored for future indicators of impairment.

In connection with the acquisition of Maple Media on February 4, 2025, the Company recorded provisional goodwill of approximately $20 million (see Note 2).

The Company conducted its goodwill and intangible asset impairment evaluation for Sagafilm and determined that no triggering events or conditions indicated impairment as of June 30, 2025. Accordingly, no impairment was recorded.

The following table reflects the changes in carrying amounts of goodwill (in thousands):

	June 30, 2025	December 31, 2024
Balance, beginning of year	$25,851	$38,741
Acquired	19,998	-
Impairment	-	(12,890)
Balance, end of year	$45,849	$25,851

8. Intangible assets, net

Intangible assets, net consist of the following (in thousands):

	June 30, 2025	December 31, 2024
Cost:
Cryptocurrency	$881	$881
Trademarks and tradenames	710	710
Mobile apps	840	-
Titles library	1,573	1,435
Co-publishing rights	340	340
Total intangible assets, cost	$4,344	$3,366

Accumulated amortization and adjustments:
Cryptocurrency	$-	$-
Trademarks and tradenames	(194)	(95)
Mobile apps	(60)	-
Titles library	(416)	(280)
Co-publishing rights	(208)	(151)
Total intangible assets, accumulated amortization and adjustments	$(878)	$(526)
Intangible assets, net	$3,466	$2,840

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The weighted-average remaining amortization period for intangible assets subject to amortization is 5.73 years as of June 30, 2025. The remaining periods by major intangible asset class are as follows:

Intangible Asset Class	Weighted-Average Remaining Amortization Period (Years)
Trademarks and tradenames	8.18
Mobile apps	9.83
Titles library	5.59
Co-publishing rights	1.18

Cryptocurrency is not subject to amortization and is therefore excluded from the weighted-average amortization period calculation.

Amortization expense related to intangible assets was $335 thousand and $407 thousand for the six months ended June 30, 2025, and 2024, respectively.

Costs to renew or extend recognized intangible assets are capitalized and amortized over the renewal or extended term.

Total amortization expense for intangible assets with finite lives as of June 30, 2025, will be as follows for the years ending (in thousands):

Remainder of 2025	$218
2026	375
2027	204
2028	194
2029	146
Thereafter	2,329
Total	$3,466

During the six months ended June 30, 2025, the Company, through its Maple Media subsidiary, completed the sale of certain mobile application assets.

The aggregate purchase price for the two apps totaled $2,500 thousand. The sale resulted in the derecognition of the related intangible assets from the Company’s balance sheet and recognition of the consideration received.

The Company continues to evaluate the impact of this transaction on its intangible asset balances and expects to update its disclosures upon completion of the purchase price allocation and related gain/loss analysis.

9. Equity-method investments

Mega Cat Studios

In August 2022, the Company, through Bumbio LLC, entered into a multi-tranche investment and made the first tranche payment of $2,000 thousand for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios Inc., a private video game development company. The investment in Mega Cat Studios provided the Company with additional game development resources. On April 18, 2025, the Company, through Bumbio LLC, sold 3,645,833 shares of Series A Preferred Stock in Mega Cat Studios back to Mega Cat Studios, which shares represented approximately 25% of Mega Cat Studios’ issued and outstanding shares. As a result of the transaction, the Company’s investment no longer qualified for the equity method of accounting treatment and has been reclassified to an investment measured at cost. As of June 30, 2025, and December 31, 2024, the Company, through Bumbio LLC, had 6.8% and 30.4% ownership in Mega Cat Studios, respectively.

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The Company recognized gains of $30 thousand, and losses of $6 thousand for the six months ended June 30, 2025, and 2024, respectively, resulting from the portion of net gains(losses) attributable to its ownership interest.

Scenario 42

In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company. The Company recognized losses of $68 thousand and $129 thousand for the six months ended June 30, 2025, and 2024, respectively, resulting from the portion of net gains/losses attributable to its ownership interest.

10. Investments, at Cost

Enterprise Software Company Investment

On May 5, 2022, the Company, through howyaknow, LLC, entered into a simple agreement for future equity (SAFE) with a privately held enterprise software company. The Company, through howyaknow, LLC, invested $50 thousand. On May 26, 2022, the SAFE was converted into 54,389 shares of Series Pre-Seed-1 Preferred Stock. On July 5, 2022, the Company, through howyaknow, LLC, invested an additional $50 thousand for 38,850 shares of Series Pre-Seed Preferred Stock. On December 18, 2023, the investments were transferred from howyaknow, LLC to Bumbio LLC.

Telltale Investment

On November 15, 2022, the Company, through Skybound, LLC, entered into a simple agreement for future equity (SAFE) with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company, through Skybound, LLC, invested $2,000 thousand. On January 19, 2023, the SAFE was converted into 3,872,966 shares of Series A Preferred Stock.

Japanese Company Investment

In November 2022, the Company, through Skybound Japan K.K., invested $379 thousand to acquire 500 shares of common stock of a privately held Japanese distribution company for anime content.

Mega Cat

In August 2022, the Company, through its subsidiary Bumbio LLC, entered into a multi-tranche investment in Mega Cat Studios, a private video game development company. As of April 18, 2025, the Company, through Bumbio LLC, retains an ownership interest of approximately 6.8% in Mega Cat Studios (see Note 9).

11. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	June 30, 2025	December 31, 2024
Royalties and commissions	$8,843	$9,158
Software development	-	116
Compensation and related benefits	1,492	977
TV/film development	305	2,429
Accrued purchase price	10,702	-
Professional fees	1,261	168
Price Protection Reserve	1,153	2,198
Distributed product payable	-	-
Other accrued expenses	186	402
Tax inspection	811	286
Total accrued liabilities	$24,753	$15,734

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The balance in “compensation and related benefits” includes accruals for employee vacation and paid time off earned but not yet taken, in accordance with ASC 710-10, Compensation-General-Overall (ASC 710).

12. Leases

As of June 30, 2025, the Company has three recorded operating leases: one corporate office and two production offices. Our existing leases have remaining lease terms ranging from three to five years. Lease payments are fixed and subject to contractual annual increases of 2%; there are no variable lease payment terms.

Information related to our operating leases is as follows (in thousands):

For the six months ended June 30,	2025	2024
Operating lease costs: related party	$964	$742
Short term and other lease costs	18	7
Total lease costs	$982	$749

	June 30, 2025	December 31, 2024
Weighted-average remaining lease term in years	3.5	3.8
Weighted-average discount rate, %	8.8	8.8

The contractual future annual maturities of the Company’s operating lease liabilities as of June 30, 2025, including anticipated lease extensions, are as follows (in thousands):

Remainder of 2025	$980
2026	1,997
2027	833
2028	850
2029	382
Thereafter	408
Total undiscounted future lease payments	5,450
Less: imputed interest	750
Less: current portion of operating lease liabilities	1,643
Long-term operating lease liabilities	$3,057

Supplemental cash flow information, related to leases is as follows (in thousands):

For the six months ended June 30,	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(982)	$(968)

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13. Debt

On August 3, 2023, the Company entered into an amended and restated credit agreement for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand (subject to lender approval). The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of June 30, 2025, and December 31, 2024, was 8.25% and 7.25%, respectively. No interest or commitment fees are charged on the unused balance. The lender may terminate unused commitments in the event of covenant violations or material adverse changes. The agreement is secured by substantially all of the Company’s negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The collateral securing the agreement includes all of the Company’s and its direct and indirect wholly-owned subsidiaries’ personal property, tangible property and intangible property (including, but not limited to, intellectual property), whether now owned, presently existing or later acquired or created. The outstanding balance on the line was $10,000 thousand and $6,500 as of June 30, 2025, and December 31, 2024, respectively. During the six months ended June 30, 2025, no new material debt agreements were entered into, and all significant covenants remain in compliance. In accordance with ASC 470, Debt (ASC 470) the outstanding balance of $10,000 thousand under the revolving line of credit is classified as a current liability.

Future Maturities of Long-Term Borrowings:

(in thousands)

Year	Amount
2025	$-
2026*	10,000
2027**	-
Thereafter	$-

*Represents the maturity of the Company’s amended and restated revolving line of credit with East West Bank

**Represents the contingent backstop note, which becomes due six months after the maturity of the revolving line of credit (see Note 14).

As of June 30, 2025, unamortized debt issuance costs related to the Company’s revolving credit facility and backstop arrangements totaled $53 thousand. These costs are presented as a direct deduction from the carrying amount of the related debt. As of June 30, 2025, the gross principal amount of the credit facility was $10,000 thousand, and the net carrying amount after issuance costs was $9,947 thousand. Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method, over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $320 thousand and $50 thousand for the six months ended June 30, 2025, and 2024, respectively.

On June 12, 2023, the Company issued a SAFE in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Company upon the occurrence of a bona fide equity financing in which the Company issues and sells preferred units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

The Company has determined that the SAFE meets the definition of a derivative instrument under ASC 815-10 due to its settlement features. The instrument does not qualify for equity classification under ASC 815-40 due to the potential for variable settlement that is not solely indexed to the Company’s equity. The Company recorded the SAFE at an initial fair value of $3,000 thousand on June 12, 2023.

On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the “CF Offering”) through OpenDeal Portal LLC dba Republic (the “Intermediary”). The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. The Company issued $701 thousand of Crowd SAFE securities and, after paying $41 thousand cash commission and $40 thousand in other issuance costs, received net cash proceeds of $620 thousand. If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing or the conversion of the Crowd SAFEs, then the Crowd SAFE investors will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the Crowd SAFE.

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The Crowd SAFEs are substantively similar in structure to the 2023 SAFE and are classified as derivative liabilities under ASC 815-10. As of June 30, 2025, the combined fair value of the Company’s SAFE and Crowd SAFE instruments is $4,565 thousand compared to $4,565 thousand as of December 31, 2024, which included a total change in fair value of the SAFE of $945 thousand recognized during 2024.

The Company did not transfer any instruments between fair value levels during the year. The Company did not have any other derivative instruments or hedging activities during the reporting period. SAFE instruments are categorized as Level 3 financial liabilities under the fair value hierarchy, due to the use of unobservable inputs in their valuation.

The fair value of the SAFE and Crowd SAFEs was determined using a probability-weighted expected return method (PWERM) under a hybrid income and market approach, which incorporated multiple potential exit scenarios, including an IPO, acquisition, and a continued private holding.

Key assumptions as of June 30, 2025, included (in thousands):

Asset	Fair Value	Valuation Technique	Unobservable inputs	Low	High	Range (Weighted Average)
SAFE	$4,565	Probability-weighted expected return method	Cost of equity	13%	15%
			Expected term	0 yrs	4.8 yrs	2.4 yrs
			Probability of exit scenario	5%	40%
			Expected equity values	$251,789	$1,654,000	$1,040,000

The enterprise value weighted average was determined by assigning expected equity values under each exit scenario, weighting them based on probability and their present value contribution to the total modeled fair value. Inputs were benchmarked and calibrated to recent transactions, including the Company’s April 2025 Regulation CF offering and contemporaneous Regulation A equity issuances.

The fair value measurement is sensitive to changes in unobservable inputs. Significant increases or decreases in any of these inputs may result in significantly higher or lower fair value measurements. These inputs are inherently subjective and based on management’s best estimates of future outcomes. Actual results may be materially different.

The discount for lack of marketability was derived from empirical studies (e.g., Finnerty and Stout), reflecting a 20% reduction in value for non-transferability and lack of liquidity prior to a conversion event. The valuation was developed with the assistance of a third-party valuation specialist and reviewed by Company management.

The SAFE and Crowd SAFE instruments are measured at fair value on a recurring basis at each reporting period. The following table summarizes the changes in fair value of Level 3 instruments for the reporting periods:

(in thousands)

	June 30, 2025	December 31, 2024
Beginning Balance	$4,565	$3,000
Issuance of SAFE	-	-
Change in fair value	-	945
CF Raise	-	701
CF Raise issuance costs	-	(81)
Ending Balance	$4,565	$4,565

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14. Backstop arrangement

On November 18, 2024, the Company entered into an agreement with one of its members to advance up to $5,000 thousand to East West Bank (Backstop Note). The Backstop Note accrues interest at 7% per annum and, unless converted to equity, will be due at the six-month anniversary of the line of credit or February 3, 2027. The advances would be in effect if the Company was unable to repay its line of credit with East West Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note are able to be converted into an equivalent amount of the Company’s equity at 80% of the then-current Series A Preferred Unit price. The agreement is secured by substantially all the Company’s negotiable collateral and intellectual property collateral, which is subordinated to the rights of East West Bank in the same collateral.

In addition to the Backstop Note and as part of the backstop arrangement, the Company issued 6,889 warrants to purchase Common Units in the Company for an aggregate exercise price of $10. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $482 thousand, as determined using a market approach valuation. The outstanding principal and accrued but unpaid interest, if any, under the Backstop Note is convertible into Company equity at the noteholder’s election as follows: (i) at any time the Company consummates an equity financing; or (ii) at any time following the maturity date of the note.

The deferred issuance cost is amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

15. Equity

The Company is authorized to issue multiple classes of equity, including Common Units, Series A Preferred Units, Series B Preferred Units, and Incentive Plan Units (collectively, Units). All Units are classified as equity interests and are not subject to mandatory redemption provisions.

As of June 30, 2025, the following equity interests were issued and outstanding:

Class of Units	Units Issued and Outstanding
Common Units	4,443,364
Series A Preferred Units	401,020
Series B Preferred Units	356,540
Incentive Plan Units	8,375

As part of the Maple Media acquisition completed on February 4, 2025, the Company committed to issue 30,000 common units with an aggregate fair value of $3.0 million as purchase consideration. These units have not been issued as of June 30, 2025, and are presented within members’ equity as common units reserved for issuance.

Preferred Units activity during the reporting periods was as follows:

For the six months ended June 30,	2025	2024
At the beginning of the period	766,685	766,685
Issuance	-	-
Redemption	-	-
Vesting of warrants	-	-
At the end of the period	766,685	766,685

Series A Units: During 2019 and 2020, the Company issued a total of 401,020 Series A Preferred Units at a value of $57.97 per unit, resulting in an aggregate liquidation preference of approximately $23.0 million. The Series A Preferred Units carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference. The total return on Series A Preferred Units is capped at 2x the original issue price. Holders of Series A Preferred Units also have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series A Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least two-thirds of the Series A Preferred Units or (ii) an initial public offering by the Company. The Series A Preferred Units and the Series B Preferred Units, voting together as a single class, carry certain protective voting rights for significant transactions or actions, including, but not limited to, approvals required for any merger, consolidation or majority sale of the Company, changes to the Company’s primary line of business, authorization or creation of any new class or series of securities having rights, preferences or privileges senior to the Series A Preferred Units or the Series B Preferred Units, incurrence of debt exceeding 25% of the Company’s most recent trailing twelve months’ revenue (on a consolidated basis), equity redemptions, and distributions on any equity interests. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of June 30, 2025.

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Series B Units: During 2021 and 2022, the Company issued a total of 356,540 Series B Preferred Units at a value of $58.06 per unit, resulting in an aggregate liquidation preference of approximately $20.7 million. The Series B Preferred Units have similar liquidation, dividend, and conversion to the Series A Preferred Units. In addition to the above-described protective voting rights that the Series B Preferred Units have with the Series A Preferred Units, voting together a single class, the Series B Preferred Units also have additional protective voting rights, including, but not limited to, any amendment or waiver of any of the rights of the Series B Preferred Units, issuance of additional Series B Preferred Units, and any deemed liquidation event of the Company with an implied enterprise value of less than $600 million. Similar to the Series A Preferred Units, the Series B Preferred Units also carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference, with a 2x total return cap. Holders of Series B Preferred Units have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series B Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least a majority of the Series B Preferred Units or (ii) an initial public offering by the Company. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of June 30, 2025.

Conversion Features of Preferred Units: The Company’s Series A Preferred Units and Series B Preferred Units are convertible into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. A holder of Series A Preferred Units or Series B Preferred Units may elect to convert to Common Units at any time and are subject to mandatory conversion upon the occurrence of specific events, including (i) a qualified initial public offering or (ii) the written consent of the requisite holders of the respective series. No conversions occurred during the six months ended June 30, 2025. The conversion rate is based on the original issue price divided by the applicable conversion price and is subject to adjustment for standard anti-dilution provisions in the event of equity splits or combinations, reorganizations or reclassifications, or dilutive issuances. No changes in circumstances occurred during the six months ended June 30, 2025, that would adjust the conversion rate or trigger the mandatory conversion, and no holder of Preferred Units elected to convert to Common Units during the period.

Earnings Per Unit Considerations: The potential Common Units issuable upon conversion of the Series A Preferred Units and Series B Preferred Units are not included in the calculation of diluted earnings per unit for the six months ended June 30, 2025, because the mandatory conversion contingencies had not been met and no voluntary conversion election has been made as of the reporting date. In accordance with ASC 260, Earnings per Share (ASC 260) these units are excluded from diluted EPS unless and until the conversion becomes probable or the contingent event occurs.

Common Units activity during the reporting periods was as follows:

For the six months ended June 30,	2025	2024
At the beginning of the year	4,459,916	4,451,530
SEEDRS raise	-	2,170
CF raise	7,382	-
Redemption	-	(225)
Exercise of incentive interest options	-	360
At the end of the year	4,467,298	4,453,835

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Common Units: Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, the Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference of the Preferred Units has been met, Common Units will receive distribution pro-rata with all Units according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units. The Company issued 7,382 and 2,170 Common Units during the six months ended June 30, 2025 and 2024, respectively. The Company redeemed 0 units and 225 Common Units during the six months ended June 30, 2025 and 2024, respectively. In connection with the acquisition of Maple Media, the Company reserved 30,000 Common Units for issuance to the seller. These units have not been issued as of June 30, 2025. There are no call provisions, sinking fund requirements, or conversion rights associated with Common Units. Holders of Common Units have voting rights on all matters submitted to the members in accordance with their ownership interests, unless otherwise specified in the Company’s operating agreement. All unit redemptions during the six months ended June 30, 2025 and 2024, were conducted at values consistent with the most recent independent valuation or recent transaction prices. There were no repurchases at amounts that significantly exceeded estimated fair value. Accordingly, no portion of the redemption payments has been allocated to non-equity elements. In accordance with ASC 505-30, Equity-Treasury Stock (ASC 505) and ASC 505-30-45-2, the redemption amounts were accounted for as a reduction to members’ equity, with no portion reclassified as a dividend or compensation expense. The Company does not maintain treasury units. All redemptions resulted in the full cancellation and retirement of the respective units.

On March 5, 2025, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the offering of a minimum amount of $9.998 thousand and up to a maximum amount of $4,312.85 thousand of its Common Units at a purchase price of $105 per Common Unit (the 2025 CF Offering). The 2025 CF Offering was conducted through DealMaker Securities LLC (the CF Intermediary). The Company achieved its target offering amount of $9.998 thousand prior to the offering deadline of April 30, 2025. The minimum individual purchase amount was $525 (excluding investor processing fees) for the initial 35 calendar days of the 2025 CF Offering and was $1,050 (excluding investor processing fees) for the remainder of the 2025 CF Offering, and the maximum individual purchase amount was $4,312.85 thousand (including investor processing fees). On January 15, 2025, in anticipation of the 2025 CF Offering, the Company formed Skybound Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act. Investments in the 2025 CF Offering were made through Skybound Holdings CF Investors SPV, LLC, as a co-issuer in the 2025 CF Offering. As compensation for the services provided by the CF Intermediary, the Company paid to the CF Intermediary a fee consisting of an 8.5% cash commission based on the dollar amount of the Common Units sold in the 2025 CF Offering which was paid upon disbursement of funds from escrow at the time of each closing. This fee was inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There was also a $30 thousand setup fee and $12 thousand monthly fee for the use of the platform and marketing services paid to the CF Intermediary and its affiliates. The Company closed investments under the 2025 CF Offering totaling $672 thousand including investor processing fees.

Incentive Plan Units: Incentive Plan Units are comparable to Common Units in terms of value and rights. However, unlike Common Units, Incentive Plan Units do not carry voting privileges and do not grant the holder the right to obtain information about the Company and its subsidiaries or inspect their financial records. During the six months ended June 30, 2025, and 2024, the Company reported that Incentive Plan Units were exercised in the amounts of 0 and 360 units, respectively. The Incentive Plan Units are subject to standard anti-dilution adjustments, and do not contain any provisions for contingent repricing or conversion terms outside of the standard equity incentive plan terms.

Warrants: In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 9,125 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $109.55 and an aggregate purchase price of $1,000 thousand. The warrants vested over four years in the following manner: 2,300 units at December 13, 2020; 2,260 units at December 13, 2021; 2,265 units at December 13, 2022; and 2,300 units at December 13, 2023. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $8 thousand, recorded in members’ equity upon issuance as the warrants will be settled with Series A Preferred Units.

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In September 2020, the Company issued 8,620 warrants to purchase Common Units. The warrants have an exercise price per Unit of $0.28 and an aggregate exercise price of $2 thousand. In November 2024, the Company issued 6,889 warrants to purchase Common Units, with an aggregate exercise price of $10, and 50 warrants to purchase Common Units, with an exercise price per Unit of $0.01. The warrants were fully vested on the date of grant. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $350, recorded in members’ equity upon issuance as the warrants will be settled with Common Units. The Company had no warrant vesting expenses for the six months ended June 30, 2025 and 2024, respectively. There were no changes to the exercise price of any outstanding warrants during the reporting periods other than those resulting from standard anti-dilution provisions.

Units split: On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit, and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented.

Conversion Price Adjustments: The Company’s Preferred Units, Incentive Units, and warrants contain standard weighted-average anti-dilution provisions. There are no provisions that allow for discretionary or contingent repricing or conversion outside of standard anti-dilution mechanisms. The Company did not recognize any down-round features triggered during the reporting periods, and therefore no disclosures were required under ASC 260-10-25-1 or ASC 505-10-50-3A.

The Company’s Series A Preferred Units and Series B Preferred Units contain discretionary conversion features and contingent conversion features that may be triggered upon an initial public offering or, in the case of Series A Preferred Units, with the written consent of holders of at least two-thirds of the Series A Preferred Units, and for Series B Preferred Units, with the written consent of holders of a majority of Series B Preferred Units. No events or changes in circumstances occurred during the six months ended June 30, 2025 and 2024, that would cause the conversion contingencies to be met. The Company did not declare any dividends or make any distributions on its Preferred Units or Common Units during the six months ended June 30, 2025 and 2024.

Regulation A Offering: On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sale of its Common Units. On June 10, 2023, the Company closed on the sale of 178,435 Common Units at $100 per Unit, for $17,844 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $17,844 thousand. The Company paid $1,624 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,220 thousand.

Seedrs Offering: On February 23, 2024, the Company closed on the sale of 2,170 Common Units, at a price of £77.22 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited. The Company paid £22 thousand in commissions, fees and expenses related to the sales and realized net proceeds of £146 thousand.

SAFE and Crowd SAFE: As of June 30, 2025, the Company has issued SAFE and Crowd SAFE instruments totaling $4,565 thousand. These instruments are not included in members’ equity and are classified as liabilities (see Note 13).

Non-Controlling Interest Holders: In January 2024, 5th Planet Games recorded the exercise of 300 warrants. The exercise resulted in an increase in equity attributable to non-controlling interests.

Operating Agreement Provisions: As provided in the Company’s Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended (the “Operating Agreement”) and in accordance with the Delaware Limited Liability Company Act, the Members are not personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, except as required by applicable law. Upon dissolution, Members are entitled to receive a distribution of liquidation proceeds solely from the Company’s remaining assets in the order of priority set forth in the Operating Agreement, and no Member is obligated to contribute additional capital or restore any deficit in their capital account. The Operating Agreement further provides that the Company will indemnify Members, Managers, and their respective affiliates to the fullest extent permitted under applicable law for liabilities arising out of the business or operations of the Company (excluding liabilities to any Member), other than liabilities resulting from fraud, willful misconduct, or bad faith. The Company is the indemnitor of first resort and may maintain insurance coverage to support such indemnification obligations.

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16. Equity-based compensation

The Company maintains a 2019 Equity Incentive Plan (as amended and restated as of December 1, 2022, the Plan), under which it may grant awards, including “incentive stock options” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and other options to purchase Incentive Plan Units (i.e., non-qualified stock options), to employees, directors, and consultants, which award grants are convertible into Incentive Plan Units. The Plan is administered by David Alpert and Jon Goldman, acting together and in their capacities as appointed officers of the Company, which have the authority to determine award types, terms, and vesting conditions. Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

The Company has reserved 496,500 Incentive Plan Units for issuance under the Plan. During the six months ended June 30, 2025, the Company entered into agreements to issue 56,071 options under the Plan, and no options were exercised during that period.

The Plan authorizes the use of both incentive stock options and non-qualified stock options. The incentive interests are subject to vesting over time or based on the Company’s financial performance. ASC 718 requires that all share-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the grant date fair value of incentive interests. The requisite service period is generally the period over which Unit-based awards vest, which may vary depending on the specific terms of each grant. As of June 30, 2025, 96,827 Incentive Plan Units were available for grant under the Plan.

Valuation of Awards

The Company estimates the fair value of option awards on the date of grant using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions including the expected term of the award, expected volatility, risk-free rate of return, dividend yield and the current unit price of the underlying equity. Because the Company is a private entity, expected volatility was based on the historical volatilities of publicly traded peer companies. The expected term was calculated using the simplified method (midpoint between vesting and contractual expiration), as allowed under ASC 718 for nonpublic entities.

The Company has elected to apply the practical expedient under ASC 718-10-30-20F and 718-10-30-20G, which permits nonpublic entities to determine the current price of their underlying equity using a reasonable valuation performed in accordance with Section 409A of the Internal Revenue Code. The current unit price used in the option valuation was based on the most recent independent third-party 409A valuation report.

Key assumptions used in determining the fair value of options granted during the reporting periods were as follows:

Assumptions for Equity-Based Compensation	2025	2024
Risk-free interest rate	3.8%-4.0%	4.52%
Expected life (in years)	4.99-5.78	5.9-8.0
Dividend yield	-	-
Expected volatility	221%-258%	59%-64%

The Company recorded the total equity-based compensation expense as follows (in thousands):

For the six months ended June 30,	2025	2024
Research and development	$1,034	$282
Sales and marketing	105	90
General and administrative	1,568	264
Total	$2,707	$636

As of June 30, 2025, the unamortized expense related to outstanding equity-based compensation was $6,070 thousand, with a weighted average remaining recognition period of approximately 3.72 years. No restricted units vested during the period.

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No compensation cost related to Unit-based payment arrangements was capitalized as part of the cost of an asset during the years ended June 30, 2025, and 2024.

The following is a roll forward of the outstanding options:

(in thousands except per unit data)

Options outstanding	Number of Units	Weighted -Average exercise price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic value
Outstanding at January 01, 2024	265,185	29.03
Granted	127,810	70.00
Exercised	(1,080)	29.03
Expired / forfeited	(32,088)	33.85
Outstanding at June 30, 2024	359,827	48.05
Outstanding at January 01, 2025	339,622	48.76
Granted	56,071	70.00
Expired / forfeited	(28,250)	32.89
Outstanding at June 30, 2025	367,443	52.49	8	$6,434
Vested and expected to vest as of June 30, 2025	300,807	49.88	7.8	6,051
Exercisable as of June 30, 2025	146,320	41.95	7.2	$4,105

Weighted-Average Grant-Date Fair Value

The weighted-average grant-date fair value of options granted was estimated using the Black-Scholes option pricing model, based on assumptions including expected volatility, expected term, risk-free interest rate, and dividend yield as disclosed above.

Intrinsic Value of Options Exercised

The intrinsic value of options exercised is calculated as the difference between the fair market value of the underlying units at the time of exercise and the exercise price.

Fair Value of Options Vested

The fair value of options vested represents the portion of previously granted awards for which vesting occurred during the period.

Current Unit Price

On each grant date, the fair value of the Company’s Common Units was determined using market-based valuation techniques that were produced through a 409A valuation. Specifically, we considered the public market sales price as a relevant indicator of fair value. The fair value of the Company’s Common Units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

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Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its units.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

During the period ended June 30, 2025, no cash was received from the exercise of options, as all exercises were settled through cashless transactions. No income tax benefits were recognized from these exercises. The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the period ended June 30, 2025. Upon exercise of stock options, the Company issues Incentive Plan Units from its authorized but unissued equity pool under the 2019 Equity Incentive Plan. The Company does not currently use treasury units to settle option exercises.

Settlement Method

All options are settled in Incentive Plan Units upon exercise. There are no provisions for cash settlement of awards granted under the Plan.

The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the period ended June 30, 2025.

Award Modifications

There were no modifications to outstanding equity awards during the period ended June 30, 2025, or 2024.

During the periods ended June 30, 2025, and 2024, no cash was received from the exercise of options, as all exercises were settled through cashless transactions. The total intrinsic value of options exercised for the six months ended June 30, 2025, and 2024, was 0 and $44 thousand, respectively. The total fair value of Units vested during the six months ended June 30, 2025, and 2024, was $2,815 thousand and $479 thousand, respectively.

17. Related party transactions

The Company continues to lease office space from Blueberry & Chicken, LLC (B&C) and Spicy Sauce, LLC (Spicy), entities owned by members of the Company. The Company is also a guarantor on mortgage loans secured by the properties leased from these entities. As of June 30, 2025, the outstanding balances on the B&C and Spicy loans were approximately $18.0 million and $8.6 million, respectively. Management does not anticipate being required to perform under these guarantees. Lease payments to B&C and Spicy totaled $578 thousand and $296 thousand, respectively, for the six months ended June 30, 2025.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $1,799 thousand and $1,909 thousand was incurred for the six months ended June 30, 2025, and June 30, 2024, respectively. Accrued royalties and commissions to the related party were $725 thousand and $2,036 thousand as of June 30, 2025, and December 31, 2024, respectively.

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The Company paid management service fees of $227 thousand and $473 thousand for the years ended June 30, 2025, and June 30, 2024, respectively, to Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert).

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. On March 6, 2025, Skybound Games UK Limited entered into a settlement agreement with Ian Howe pursuant to which Mr. Howe’s employment with Skybound Games UK Limited was terminated effective as of February 7, 2025. The Company’s loan agreement will remain in effect in accordance with its terms (as amended from time to time). The Company calculates interest rate at 2.05% per annum. The loan is due and payable on demand of the Company. The Company earned interest income in the amount of $3 thousand and $3 thousand for the six months ended June 30, 2025, and 2024, respectively.

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. The Company calculates interest rate at 3.92% per annum. The maturity date of the loans is November 2032. The Company earned interest income in the amount of $32 thousand and $31 thousand for the six months ended June 30, 2025, and 2024, respectively.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. The Company calculates interest rate at 4.03% per annum. The maturity date of the loans is August 2033. The Company earned interest income in the amount of $126 thousand and $94 thousand for the six months ended June 30, 2025 and 2024, respectively.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand. The Company calculates interest at 9.5% per annum.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion. The Company received revenues of $30 thousand and $30 thousand for the six months ended June 30, 2025, and June 30, 2024, respectively.

The Company also paid royalty expenses due to related parties in the amount of $195 thousand and $39 thousand for the six months ended June 30, 2025, and June 30, 2024, respectively.

The Company received revenues of $19 thousand and $655 thousand from Com2uS Corp. for the six months ended June 30, 2025, and June 30, 2024, respectively. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company’s Board of Managers.

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The Company has an agreement with Image Comics to purchase and distribute comic books. The Company recorded revenues net of cost of $2,435 thousand and $873 thousand for the six months ended June 30, 2025, and June 30, 2024, respectively.

18. Commitments and contingencies

Operating Leases: The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through March 2029. Total rent expense to related parties was $874 thousand and $857 thousand during the six months ended June 30, 2025, and 2024, respectively (see Note 17). Rent expense is included in operating expenses on the accompanying consolidated statements of comprehensive loss.

A summary of future annual minimum lease payments on all operating leases as of June 30, 2025, in aggregate of $5,450 thousand, can be seen on Note 12.

Litigation: The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with the advice of the Company’s counsel.

●	On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) filed a lawsuit in Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit the Invincible IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest. The parties have moved to arbitration, a hearing for which is scheduled for January 2026. This matter does not have an impact on the Company’s consolidated financial statements.

●	Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Spanish. The publisher has failed to make payments of royalties and other fees since 2022. Skybound, LLC has terminated its relationship with the publisher and is exploring its legal options to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates at least $127 thousand in unpaid royalties and at least $160 thousand in other fees are owed by the publisher, but additional unreported royalties and accrued interest may be applicable. Skybound, LLC filed a claim with the Spanish courts in late 2024. As of the date of this filing, this matter is not settled and does not have an impact on the Company’s consolidated financial statements.

●	Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in German. The publisher has failed to make payments of royalties and other fees. Skybound, LLC and the publisher have agreed upon a payment plan to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates $214 thousand in unpaid royalties and other fees, plus additional accrued interest. The publisher has made total payments of approximately $130 thousand as of the date of this filing.

●	On February 28, 2025, Skybound Games Europe B.V. (an indirect wholly owned subsidiary of the Company) sent a pre-litigation demand letter to a video game distributor in accordance with the Practice Direction on Pre-Action Conduct and Protocols contained in the Civil Procedure Rules for the Courts of the United Kingdom. The letter asserted repudiatory breach of contract among other causes action. Skybound Games Europe B.V. had granted a license to the video game distributor to physically distribute certain video games in accordance with a Master Distribution Agreement and relevant statements of work thereto. Skybound Games Europe B.V. has asserted that the video game distributor failed to pay open invoices for video-game units that it purchased and which Skybound Games Europe B.V. delivered to it. In addition, Skybound Games Europe B.V. has asserted that the video game distributor failed to perform its contractual obligation to actually distribute and sell certain units. As of the date of this filing, the parties have settled this matter for €162.5 thousand.

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19. Revenue

The Company recognizes revenue in accordance with ASC 606. Revenue is recognized when control of goods or services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company generates revenue primarily through the sale of physical and digital products, licensing and royalties, mobile app sales, and certain services, including production, merchandise, talent management, and marketing services. The timing of revenue recognition depends on the nature of the performance obligations and the specific terms of the contracts. In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenues (in thousands):

For the six months ended June 30,	2025	2024
Physical product sales	$8,638	$6,811
Digital product sales	5,757	4,241
Licensing and royalty	12,748	9,153
Services	22,520	12,885
Other	72	1,979
Total revenue	$49,735	$35,069

For the six months ended June 30, 2025 and 2024, one customer accounted for approximately 35% of the Company’s revenue, respectively. These customer concentrations reflect the nature of the Company’s strategic relationships and revenue timing, and management does not believe this concentration presents a significant risk to ongoing operations or revenue stability.

The following table breaks out the Company’s revenue by geographical region (in thousands):

For the six months ended June 30,	2025	2024
North America	$41,436	$29,161
Asia	1,999	2,900
Europe	6,300	2,697
Rest of World	-	311
Total revenue	$49,735	$35,069

This disaggregation reflects the nature of the Company’s customer arrangements and is consistent with how financial performance is evaluated internally.

Revenue recognized at a point-in-time is primarily related to sales of physical and digital products when control passes to the customer upon delivery or fulfillment. Revenue recognized over time primarily includes licensing, creative development, production services, marketing support, and other services provided under IP licensing or production agreements. The Company applies the guidance in ASC 606 to determine whether revenue should be recognized over time based on the criteria in ASC 606-10-25-27.

Revenue recognized over time primarily includes production services, creative development, marketing support, subscription revenue, and symbolic IP licensing. The Company uses both input and output methods to measure progress, depending on the nature of the service and how performance is transferred to the customer.

●	Input methods (e.g., hours incurred) are used when contractor labor drives the service (e.g., production).

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●	Output methods (e.g., milestone or billing schedules) are used when internal resources are used and discrete deliverables align with progress (e.g., creative and marketing support).

●	In certain cases, revenue is recognized based on the right-to-invoice practical expedient when billing reflects performance to date.

These methods are applied consistently and are considered to faithfully depict the transfer of services, as customers typically consume the benefit as services are performed and the Company maintains an enforceable right to payment.

The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a “point-in-time” and from sources that are recognized “over-time and other” were as follows:

For the six months ended June 30,	2025	2024
Point in time	29.1%	37.2%
Over time and other	70.9%	62.8%

The Company evaluates contracts for multiple performance obligations, including assessing whether the obligations are distinct and can be separately identified. If a contract contains more than one performance obligation, the total transaction price is allocated based on the standalone selling prices of each performance obligation. The transaction price for each contract is determined based on the terms set forth in the executed agreement with the customer. In general:

●	Production Services, Talent Management Services, and Creative Development: Prices are contractually stipulated in signed agreements, typically with milestone-based billing or fixed-fee deliverables. These may be tied to predefined deliverables or scope-based budgets.

●	Licensing Revenue: Transaction prices are typically based on contractual royalty rates applied to reported sales or usage by licensees, or minimum guarantees as defined in the license agreement. MSRPs or distributor prices may be used when calculating royalties but are not set by the Company.

●	Subscription Revenue (Mobile Apps and Digital Services): Transaction prices are based on the terms of the subscription agreement or in-app purchase. For subscription arrangements, revenue is recognized ratably over the subscription period as services are provided. Revenue from in-app purchases or other non-subscription digital sales is recognized at the point in time when the customer obtains control of the purchased digital content.

●	Merchandise and Physical Product Sales: Transaction prices are based on purchase orders or invoice amounts, which reflect agreed-upon unit pricing and quantities.

●	Digital Publishing and Media: Transaction prices are typically determined through invoiced amounts per the customer’s insertion orders or advertising schedules.

Variable consideration, such as sales-based royalties or performance bonuses, is estimated and included in the transaction price only to the extent it is probable that a significant reversal will not occur.

Payment terms for product sales are typically net 30. Licensing and production service contracts may include milestones or upfront payments, and the Company does not assess a significant financing component in such arrangements. Discounts, returns, and refunds are not material to the Company’s consolidated financial statements and do not represent a significant component of variable consideration. Accordingly, the Company does not record obligations for such amounts in advance; they are recognized as a reduction in revenue in the period in which they occur.

Contract assets are recorded when revenue has been earned for satisfied performance obligations, but the related invoice has not yet been issued. These amounts are classified as “Unbilled receivables” on the consolidated balance sheets.

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Contract liabilities arise when the Company receives payment or has an unconditional right to receive payment before transferring goods or services. These amounts are presented as “Deferred revenue” on the consolidated balance sheets and are recognized as revenue when the related performance obligations are satisfied.

The Company’s contract assets were as follows (in thousands):

	June 30, 2025	December 31, 2024	December 31, 2023
Accounts receivable	$4,280	$7,123	$14,659
Unbilled receivable	$6,171	$5,552	$5,218

The Company’s contract liabilities were as follows (in thousands):

	June 30, 2025	December 31, 2024	December 31, 2023
Deferred revenue	$20,058	$8,844	$13,800

Changes in the Company’s contract assets and contract liabilities during the year were primarily attributable to the timing differences between revenue recognition and billing or cash collection.

The increase in contract assets was driven primarily by game development and production services, where revenue was recognized on milestones or labor incurred but had not yet been billed at period-end. The decrease in contract liabilities primarily related to the recognition of revenue from advance payments received for production services and licensing agreements as related performance obligations were satisfied.

There were no material changes in the transaction price or timing of performance obligations that resulted in contract assets or liability adjustments. Additionally, there were no significant contract modifications, no material changes in estimates of variable consideration, and no impairments of contract assets recorded during the reporting period.

The Company evaluates contract assets for credit losses under ASC 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost (ASC 326). As of December 31, 2024, no credit loss expense was recognized on contract assets.

Receivables from customer contracts are assessed separately under ASC 326. No material difference existed between the initial receivable recognition and the revenue recognized.

During the six months ended June 30, 2025, and 2024, the Company recognized $21,510 thousand and $6,396 thousand revenue that was recognized in deferred revenue as of the beginning of respective year.

As of June 30, 2025, the Company had approximately $20,058 thousand of transaction price allocated to unsatisfied contract performance obligations.

The Company expects to recognize this deferred revenue as follows (in thousands):

For the years ending,
Remainder of 2025	$4,750
2026	14,485
2027	823
2028	-
Total	$20,058

The Company applies the optional exemption under ASC 606-10-50-14 through 50-15 for contracts with an expected duration of one year or less and excludes such contracts from its remaining performance obligation disclosures. This exemption primarily applies to:

●	Production services contracts with fixed timelines (typically under 12 months), where deliverables are milestone-based or tied to specific content production phases.

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●	Licensing agreements for symbolic IP or content where the license term is one year or less.

●	Creative and marketing services contracts that are completed within the calendar year under statement of work arrangements.

The Company applies the optional exemption in ASC 606-10-50-14 for contracts with an expected duration of one year or less, and such contracts have been excluded from the totals above.

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

20. Segment and Geographic Information

The Company applies the provisions of ASC 280 and has determined that it operates as one reportable segment. The Company’s business lines share common infrastructure and monetize similar IP across overlapping customer bases. Accordingly, the Company has determined it has a single operating and reportable segment.

The Company’s chief operating decision maker (CODM) is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses gross margin, net loss, and adjusted EBITDA to make decisions on resource allocation and to assess the performance of the business across the Company’s business lines, which include editorial publishing, television and film production, video games, and tabletop games. Our CODM does not assess segment performance using segment asset information. All significant segment expense categories related to net loss/income are presented on our consolidated statement of comprehensive income.

Adjusted EBITDA is a measure of segment profit or loss, which we define as net loss, excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and certain other items impacting net loss from time to time.

Adjusted EBITDA is reconciled from net loss attributable to members. Accordingly, adjustments for interest, taxes, depreciation, and amortization exclude the portion attributable to noncontrolling interests, as that impact is already captured in the starting net loss attributable to members. Such adjustments are considered significant segment expense categories included in the measure of Adjusted EBITDA.

The following table reconciles the Company’s Adjusted EBITDA to net loss attributable to members, the most directly comparable GAAP measure:

(in thousands)

EBITDA, for six months ended June 30,	2025	2024

(Loss) before income taxes	$(2,311)	$(8,795)
Income tax benefit	(723)	(319)
Net (Loss)	(3,034)	(9,114)
Net (Loss) attributable to NCI	(730)	362
Net (Loss) attributable to members	(2,304)	(9,476)
Depreciation	985	2,420
Tax expense	721	321
Interest income/expense	163	(309)
Equity-based compensation	3,263	1,192
Recruiting & severance expense	280	576
Inventory, returns, and non-recurring promotion expenses	-	451
Software development impairment	192	-
TV/Film impairment	66	-
Distributed game product markdown	258	-
Adjusted EBITDA	$3,624	$(4,825)

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The following table presents the Company’s long lived assets by geographic region as of June 30, 2025:

(in thousands)	Long Lived Assets
North America	$133,182
Other foreign countries	23,788
Total	$156,970

21. Earnings per unit

The Company follows ASC 260 to account for earnings per unit. Basic EPS is computed by dividing net losses attributable to members by the weighted average number of common units outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units, to the extent such units are dilutive. EPS is presented on a net-of-tax basis.

For the six months ended June 30, 2025, and 2024, the Company reported net losses; therefore, all potentially dilutive securities were excluded from the computation of diluted net loss per unit because their effect would have been antidilutive in accordance with ASC 260-10-45-16 through 45-17. Accordingly, basic and diluted net loss per unit are the same for all periods presented.

The following table presents a reconciliation of the numerators and denominators used in computing basic and diluted EPS:

For the six months ended June 30,	2025	2024
Numerator
Net loss attributable to members	(2,304)	(9,476)
Preferred dividends	-	-
Net Loss attributable to common unit holders	(2,304)	(9,476)

For the six months ended June 30,	2025	2024
Weighted average common units outstanding used in calculating diluted EPS	3,697,287	4,434,336
Basic net income per unit	(0.62)	(2.14)
Diluted net income per unit	(0.62)	(2.14)

At June 30, 2025, the Company had the following potential common units outstanding (or an obligation to issue such common units) that were excluded from the computation of diluted net loss per unit because their effect would have been antidilutive.

●	Options and warrants

●	Incentive Plan Units and unvested equity-based awards

●	30,000 common units reserved for issuance in connection with the Maple Media acquisition

Each of these securities could potentially dilute EPS in future periods. The Company intends to apply the treasury stock method for these instruments as applicable in periods where it reports net loss.

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The following methods were used in calculating diluted EPS:

●	Options and warrants: Treasury stock method

●	Contingently issuable units: Considered under ASC 260-10-45-48 if triggering events occur

On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Unit held. All Units and related amounts have been retroactively restated for all periods presented.

22. Supplemental cash flows information

(in thousands)

For the six months ended June 30,	2025	2024
Supplemental disclosures of cash flows information:
Cash paid for interest	$328	$39
Cash paid for income taxes	210	882
Non-cash investing and financing activities:
Common interest appreciation rights issued to acquire non-controlling interest	-	556
C2X Investment	$-	$94

23. Employee benefit plan

The Company maintains a 401(k) retirement plan (the 401(k) Plan) that covers eligible employees of the Company. Under the terms of the 401(k) Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $346 thousand and $316 thousand during the six months ended June 30, 2025, and 2024, respectively, which is included in operating expenses on the accompanying consolidated statements of comprehensive loss. The contributions represent 100% match of the employee’s 401(k) contributions after three months of employment, based on contributions up to 4%. The Company offers certain post-employment benefits, including continuation of health coverage and other limited benefits to eligible former employees. As of June 30, 2025, the Company had no material obligations that required accrual under ASC 712.

24. Subsequent events

The Company evaluated subsequent events that occurred from July 1, 2025, through the date that the consolidated financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below.

Effective July 31, 2025, the Company and the requisite Members adopted an Eighth Amendment (the “Eighth Amendment”) to the Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended, to, among other things, establish an unprotected series under Section 18-215(a) of the Delaware Limited Liability Company Act under the name Skybound Holdings LLC – Regulation A Series. All investors who purchased Common Units through the Company’s Regulation A offering had their ownership interests moved into this Regulation A Series. The Regulation A Series is governed by a separate Series Operating Agreement that supplements the Company’s Operating Agreement. The foregoing description of the Eighth Amendment is qualified in its entirety by reference to the copy of the Eight Amendment (including the Series Operating Agreement) filed as Exhibit 2.10 to the Skybound Holdings LLC Form 1-K/A filed July 31, 2025 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000164117225021777/0001641172-25-021777-index.htm) and incorporated herein by reference.

On July 31, 2025, Maple Media, LLC (a direct wholly owned subsidiary of the Company) dissolved one of its direct wholly owned subsidiaries, Super Software, LLC.

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Effective August 12, 2025, the Company and Skybound Game Studios, Inc. entered into a co-financing agreement with an affiliate of a member of the Company (“Co-Financier”) pursuant to which such Co-Financier invested $15 million to fund the development and publishing costs of an interactive video game being developed and published by the Company. In connection with such co-financing arrangement, the Company issued a warrant to purchase 57,283 Common Units in the Company for an exercise price of $58.06 per Common Unit. The warrant vested 50% on the date of grant and the remaining 50% will vest on the one-year anniversary of the date of grant if certain conditions are met.

Effective September 1, 2025, the Company amended the Services Agreement with each of Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert) to increase the annual fee under each agreement from $200 thousand to $300 thousand.

On September 8, 2025, the Company, Robert Kirkman and certain licensees of the foregoing parties were served with a complaint by an individual plaintiff alleging, among other things, defamation, misappropriation of name, unfair competition and unauthorized use of name arising from fictional content depicting a character of the same name in The Walking Dead comic book and certain derivative works. Among other relief, the plaintiff is seeking monetary damages in excess of $35 million. The Company does not believe that this action has any merit and will be defending against it.

On September 16, 2025, Skybound Games Europe B.V. (an indirect wholly owned subsidiary of the Company) entered into a Settlement Agreement to settle a repudiatory breach of contract claim (among other causes of action) made by Skybound Games Europe B.V. against a video game distributor to whom it had granted a license to physically distribute certain video games (see Note 18). The video game distributor will pay Skybound Games Europe B.V. a settlement of €162.5 thousand.

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Item 4. Exhibits

Exhibit number	Description

1.1	Engagement Agreement with OpenDeal Broker LLC*
2.1	Certificate of Amendment*
2.2	Sixth Amended and Restated Limited Liability Operating Agreement*
2.3	First Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.4	Second Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.5	Third Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.6	Fourth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.7	Fifth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement***
2.8	Sixth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement***
2.9	Seventh Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*****
2.10	Eighth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement******
4.1	Subscription Agreement*
6.2	Investment Agreement between 5th Planet Games A/S and Skybound Game Studios, Inc.*
6.3	Master Agreement between East West Bank and Skybound Game Studios*
6.4	Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.5	Amended Schedule A to the Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.6	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and David Alpert****
6.7	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and Jon Goldman****
6.8	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and Robert Kirkman****
6.9	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and David Alpert****
6.10	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Jon Goldman****
6.11	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Robert Kirkman****
6.12	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Daniel Murray****
6.13	Skybound Holdings LLC - Form of Redemption Agreement****

*Previously filed as an exhibit to the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A filed December 6, 2022 (Commission File No. 024-11950, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm).

**Previously filed as an exhibit to the Skybound Holdings LLC Form 1-K filed April 12, 2023 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315223011894/0001493152-23-011894-index.htm).

***Previously filed as an exhibit to the Skybound Holdings LLC Form 1-U filed April 10, 2024 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224014247/0001493152-24-014247-index.htm).

****Previously filed as an exhibit to the Skybound Holdings LLC Form 1-K filed April 30, 2024 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224017090/0001493152-24-017090-index.htm).

*****Previously filed as an exhibit to the Skybound Holdings LLC Form 1-U June 7, 2024 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224023186/0001493152-24-023186-index.htm).

******Previously filed as an exhibit to the Skybound Holdings LLC Form 1-K/A July 31, 2025 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000164117225021777/0001641172-25-021777-index.htm).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, as of September 26, 2025.

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this Form 1-SA has been signed as of September 26, 2025, by the following persons on behalf of the issuer and in the capacities indicated.

/s/ David Alpert
Name:	David Alpert
Title:	CEO, Secretary, and Manager

/s/ Jon Goldman
Name:	Jon Goldman
Title:	Co-Chairman and Manager

/s/ Robert Kirkman
Name:	Robert Kirkman
Title:	Co-Chairman, Chief Creative Officer, and Manager

/s/ Carmen Carpenter
Name:	Carmen Carpenter
Title:	Manager

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